Filed by Coca-Cola HBC AG and

Coca-Cola Hellenic Bottling Company S.A.

pursuant to Rule 425 under the Securities Act of 1933

Subject Company:

Coca-Cola Hellenic Bottling Company S.A.

Registration Statement File No. 333-184685

Capital Markets Day “Building a Stronger Hellenic” 31 May 2013 1

Disclaimers NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO AUSTRALIA, CANADA, JAPAN OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD VIOLATE THE LAWS OF THAT JURISDICTION This document is an advertisement and not a prospectus and investors should not subscribe for or purchase any transferable securities referred to in this document except on the basis of information contained in the prospectus published on 7 March 2013, as amended and supplemented from time to time, in connection with the admission of the ordinary shares of Coca-Cola HBC AG to the premium segment of the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange plc’s main market for listed securities and public offering of its ordinary shares in the UK, Greece and Austria (as amended and supplemented as the case may be, the “Prospectus”). The Greek offer (as defined at the end of this document) submitted by Coca-Cola HBC AG for the acquisition of all shares of Coca-Cola Hellenic Bottling Company S.A. was made solely by the information memorandum published in connection therewith which contain the full terms and conditions of such offer (the “Information Memorandum”). A copy of the Prospectus is available from Coca-Cola HBC AG’s website at http://www.coca-colahbcag.com. A Greek translation of the Prospectus is also available from Coca-Cola HBC AG’s website at http://www.coca-colahbcag.com and the Athens Exchange’s website at http://www.ase.gr. A copy of the approved Information Memorandum in Greek is also available from Coca-Cola HBC AG’s website at http://www.coca-colahbcag.com, the Athens Exchange’s website at http://www.ase.gr and the website of Coca-Cola HBC AG’s financial advisor at http://www.credit-suisse.com/prospectus/cch. Important Notices The offer described herein has been addressed to the shareholders of Coca-Cola Hellenic Bottling Company S.A. (“Coca-Cola Hellenic”) and only to persons to whom it may be lawfully addressed. The Greek tender offer was made in the territory of the Hellenic Republic and to the public in the United Kingdom and Austria (the “Greek offer”). A separate U.S. exchange offer (the “U.S. offer”) has been made available to holders of ordinary shares of Coca-Cola Hellenic located in the United States and holders of American depositary shares representing ordinary shares of Coca-Cola Hellenic (“Coca-Cola Hellenic ADSs”), wherever located, as set out below. Investors located in the United States who participated in the Greek offer or exercise their sell-out rights or make an election in the Greek statutory squeeze-out under Greek law will not be afforded the rights and protections that are provided under the U.S. federal securities laws as they relate to tender offers. The making of the exchange offer to or the exercise of any sell-out rights or the making of any election in the Greek statutory squeeze-out by persons who are residents in or nationals or citizens of jurisdictions outside the Hellenic Republic, the United Kingdom, Austria or (as set out below) the United States or to custodians, nominees or trustees of such persons may be made only in accordance with the laws of the relevant jurisdiction. The exchange offer has not been made, directly or indirectly, by mail or by any means in or into Australia, Canada, Japan or any jurisdiction within which, under its. laws, rules and regulations, the submission, the making or the presentation of the exchange offer or the mailing or distribution of, any of the Information Memorandum, the Prospectus, a declaration of acceptance or any other document or material relevant thereto (each, a “Greek Offer Document” and together, the “Greek Offer Documents”) is illegal or contravenes any applicable legislation, rule or regulation (together, the “Excluded Territories”) except as set out below for the United States. Accordingly, copies of any such documents and materials will not be, and must not be, directly or indirectly, mailed, distributed or otherwise sent to anyone or from anyone in or into or from any Excluded Territory No person receiving a copy of this document or of the Prospectus in any jurisdiction outside the Hellenic Republic, the United Kingdom or Austria or of any of the other Greek Offer Documents in any jurisdiction outside the Hellenic Republic (or any documents relating to the U.S. offer other than in the United States or to holders of Coca-Cola Hellenic ADSs) may treat any such document as if it constituted a solicitation or offer to such person and under no circumstances may such person use any Greek Offer Document if, in the relevant jurisdiction, such solicitation or offer may not be lawfully made to such person or if such Greek Offer Document may not be lawfully used without breaching any legal requirements. In those instances, any such Greek Offer Document is sent for information purposes only. 2

Disclaimers United States Separate documentation for the U.S. offer has been made available to holders of ordinary shares of Coca-Cola Hellenic located in the United States and holders of Coca-Cola Hellenic ADSs, wherever located. Coca-Cola HBC AG (“Coca-Cola HBC”) has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4, which includes an offer to exchange/prospectus. Coca-Cola Hellenic has filed a related solicitation/recommendation statement on Schedule 14D-9 with the SEC. This document is not a substitute for the registration statement, offer to exchange/prospectus or any other offering materials or other documents that Coca-Cola HBC or Coca-Cola Hellenic have filed or will file with the SEC or have sent or will send to shareholders. INVESTORS ARE URGED TO READ ANY DOCUMENTS FILED OR TO BE FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of such filings without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from Coca-Cola HBC and Coca-Cola Hellenic, without charge, once they are filed with the SEC. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. This document does not contain, constitute or form part of any offer or invitation to sell or subscribe or any solicitation of any offer to purchase or subscribe for any securities in any jurisdiction, and neither this document (nor any part of it) nor the fact of its distribution form the basis of, or may be relied upon in connection with, or act as any inducement to enter into, any contract or commitment whatsoever. European Economic Area In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), this document and any offer to the public of any ordinary shares (including by means of a resale or other transfer) may not be made in that Relevant Member State, other than in the United Kingdom, Greece or Austria as contemplated in the Prospectus, except that an offer to the public in that Relevant Member State of the ordinary shares may be made at any time under the following exemptions under the Prospectus Directive, if and as they have been implemented in that Relevant Member State: to legal entities which are qualified investors as defined in the Prospectus Directive;to fewer than 100, or, if the Relevant Member State has implemented the relevant provisions of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive; or in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of ordinary shares shall result in a requirement for Coca Cola HBC AG to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive. For the purposes of the provisions above, the expression an “offer to the public” in relation to any ordinary shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ordinary shares to be offered so as to enable an investor to decide to accept such offer, as the same may be varied in that member state by any measure implementing the Prospectus Directive in that member state, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU. Cautionary Statement Regarding Forward-Looking Statements The information contained in this document is for background purposes only and does not purport to be full or complete. No reliance may or should be placed by any person for any purposes whatsoever on the information contained in this document or on its completeness, accuracy or fairness. The information in this document is subject to change. This document contains forward-looking statements that involve risks and uncertainties. These statements may generally, but not always, be identified by the use of words such as “believe,” “outlook,” “guidance,” “intend,” “expect,” “anticipate,” “plan,” “target” and similar expressions to identify forward-looking statements. All statements other than statements of historical facts, including, among others, statements regarding plans for Coca-Cola Hellenic and for Coca-Cola HBC following completion of the exchange offer; planned de-listings and U.S. de-registration of the ordinary shares and American depositary shares of Coca-Cola Hellenic; Coca-Cola Hellenic’s future financial position and results; Coca-Cola Hellenic’s outlook for 2013 and future years; business strategy; the effects of the global economic slowdown; the impact of the sovereign debt crisis, currency volatility, Coca-Cola Hellenic’s recent acquisitions, and restructuring initiatives on Coca-Cola Hellenic’s business and financial condition; Coca-Cola Hellenic’s future dealings with The Coca-Cola Company; budgets; projected levels of consumption and production; projected raw material and other costs; estimates of capital expenditure and plans and objectives of management for future operations, are forward-looking statements. You should not place undue reliance on such forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect current expectations and assumptions as to future events and circumstances that may not prove accurate. Actual results and events could differ materially from those anticipated in the forward-looking statements for many reasons. Although Coca-Cola HBC and Coca-Cola Hellenic believe that, as of the date of this document, the expectations reflected in the forward-looking statements are reasonable, Coca-Cola HBC and Coca-Cola Hellenic cannot assure you that future events will meet these expectations. Moreover, neither Coca-Cola HBC nor Coca-Cola Hellenic nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. After the date of this document, unless Coca-Cola Hellenic is required by law or the rules of the United Kingdom Financial Services Authority to update these forward-looking statements, Coca-Cola Hellenic will not necessarily update any of these forward-looking statements to conform them either to actual results or to changes in expectations. 3

4 Agenda 9:00-9:40 9:40-10:00 10:00- 10:30 10:30-11:00 11:00 -11:45 11:45-12:30 12:30-13:15 13:15-14:15 CEO, Dimitris Lois Group CFO, Michalis Imellos CEO, Dimitris Lois Group CFO, Michalis Imellos Regional Director, Keith Sanders Introduction Session The Opportunity Key Country Dynamics Key Financials Q&A Coke Break Second Session Strategy Deep-Dive Russia In Focus Q&A Coke Break - Buffet

Coca-Cola HBC at a Glance €7 billion Revenues Seven consecutive quarters of currency neutral revenue per case growth (as at Q1 2013) 2.1 billion unit cases sold or 50 billion servings per annum 581 million population growing at a ~1% per annum 28 countries of operation over 3 continents with significant exposure in Emerging Markets 40,232 employees 71 plants in operation and 366 warehouses & distribution centers 18,000 vehicles fleet 84,000 suppliers Source: All numbers are FY2012 data unless otherwise stated 5 # 1 in Sparkling Beverages in all of our 28 markets

Key Milestones- Video 6

Source: FY 2012 results based on publicly available information Note: Sales are translated into Euros based on the respective 2012 average exchange rates Coca-Cola Enterprises (Belgium, France, GB, Netherlands, Luxemburg, Norway, Sweden) Volume 1.25bn uc Sales €6.2bn 7 countries Coca-Cola Femsa (Mexico, Central America-Guatemala, Nicaragua, Costa Rica, Panama, Colombia, Venezuela, Brazil, Argentina- Philippines) Volume 3.0bn uc Sales €8.8bn 9 Countries Coca-Cola Icecek (Turkey, Pakistan, Kazakhstan, Azerbaijan, Kyrgyzstan, Turkmenistan, Jordan, Iraq, Syria and Tajikistan) Volume 0.85bn uc Sales €1.8bn 10 Countries Coca-Cola Amatil (Australia, New Zealand, Fiji, Indonesia and Papua New Guinea ) Volume 0.6bn uc Sales €3.5bn 5 Countries ARCA Continental (Mexico, Ecuador and Northern Argentina) Volume 1.35 bn uc Sales € 3.3 bn 3 Countries Coca-Cola HBC Volume 2.1bn uc Sales €7.0bn 28 Countries 7

Owner of the Trademarks Concentrate supply Brand development Consumer marketing Bottling Sales and distribution Customer management In-outlet execution Investment in production facilities, equipment, vehicles Coca-Cola HBC The Coca-Cola Company 8

Total = €453 M Total = €7,045M Total = 2,085M 2012 Split 9 35% 38% 32% 6% 16% 19% 59% 46% 49% Comparable EBIT Net sales revenue Volume unit cases

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2012 Total sparkling category servings per capita Source: The Coca-Cola Company ‘per capita consumption’: Average number of 237ml or 8oz servings consumed per person per year in a specific market. Coca-Cola Hellenic’s per capita consumption is calculated by multiplying our unit case volume by 24 and dividing by the population. Established Developing Emerging 210 219 103 11 39 98 135 139 173 182 223 226 232 237 298 307 340 340 423 468 596

We are number 1 in volume share in sparkling beverages across all of our 28 markets In 2012 we outperformed our main competitor in total NARTD value share in all our 28 markets NARTD: Non-Alcoholic Ready-To-Drink 12

Operating Segments

Emerging markets 2012 Volume Sparkling Volume Market Share: 42% Sparkling Market Size Opportunity : ~1bn unit cases NARTD Volume Market Share: 23% NARTD Market Size Opportunity: ~3.4bn unit cases Source: The Coca-Cola Company Source: Nielsen FY12; Adjusted for coverage ratios 14 Sparkling beverages, 66% Low - calorie sparkling beverages, 2% Energy Drinks, 1% Water, 18% Juice, 8% RTD Tea, 5% Other Still, 0% Russia 34% Nigeria 19% Romania 16% Ukraine 10% Serbia & Montenegro 8% Bulgaria 6% Other Countries 7% 288 218 210 135 103 Industry Sparkling Per Capita Emerging Coca - Cola HBC Average Established Developing European Average

Nigeria 0-14yrs; 41% 50yrs+; 9% 35-50yrs; 11% Demographics Source: IMF; EIU/Nigerian Bureau of Statistics, Euro Monitor,US Bureau of the Census Population: 164.7m 15-34yrs; 32% Source: The Coca-Cola Company PCE Source: Oxford Economics Update Feb 13 -8% Volume Sales & PCE growth In million unit cases 15 288 103 39 Industry Sparkling Per Capita Nigeria Emerging European Average

 Sparkling Volume Market Share: 53% Sparkling Market Size Opportunity : ~410 m unit cases NARTD Volume Market Share: 13% NARTD Market Size Opportunity: ~4.4bn unit cases (*) Financial indicators on a comparable basis exclude the recognition of restructuring costs and unrealised commodity hedging results incurred in all periods under review 2012 Volume Split Source: The Coca-Cola Company Source: Nielsen FY12; Adjusted for coverage ratios 2008 2009 2010 2011 2012 16 288 218 210 135 103 Industry Sparkling Per Capita Emerging Coca - Cola HBC Markets Established Developing European Average Italy 47% Greece 16% Switzerland 12% Austria 12% Island of Ireland 11% Cyprus 2% Sparkling beverages, 56% Low - calorie sparkling beverages, 13% Water; 23 % Juice ; 4 % RTD Tea; 3% Other Still; 2%

Italy 0-14yrs; 14% 15-34yrs; 23% 50yrs+; 40% 35-50yrs; 23% Population: 60.3m* Demographics Source: IMF, EIU Country Report * Italy Population includes Sicily . Excluding Sicily it is 55.8 Source: The Coca-Cola Company PCE Source: Oxford Economics Update Feb 13 Volume Sales & PCE growth In million unit cases 2008 2009 2010 2011 2012 17 288 210 173 Industry Sparkling Per Capita Italy Established European Average

Developing markets (*) Financial indicators on a comparable basis exclude the recognition of restructuring costs and unrealised commodity hedging results incurred in all periods under review 2012 Volume/Split Sparkling Volume Market Share: 34% Sparkling Market Size Opportunity : ~540m unit cases NARTD Volume Market Share: 14% NARTD Market Size Opportunity: ~2.3bn unit cases Source: Nielsen FY12; Adjusted for coverage ratios Source: The Coca-Cola Company 18 Poland, 44% Hungary, 21% Czech, 14% Croatia, 7% Slovakia, 6% Baltics, 6% Slovenia, 2% Sparkling beverages, 64% Low - calorie sparkling beverages, 6% Energy Drinks, 1% Water, 15% Juice, 4% RTD Tea, 8% Other Still, 1% 288 218 210 135 103 Industry Sparkling Per Capita Emerging Coca - Cola HBC Markets Established Developing European Average

Poland Demographics Source: IMF, EIU - Country report, Local Authorities 0-14yrs; 15% 15-34yrs; 30% 50yrs+; 35% 35-50yrs; 20% Population: 38.2m Source: The Coca-Cola Company PCE Source: Oxford Economics Update Feb 13 Volume Sales & PCE growth In million unit cases 2008 2009 2010 2011 2012 19 288 218 226 Industry Sparkling Per Capita Poland Developing European Average

The opportunity: Long-term growth drivers Strong focus on cost leadership and cash generation 20 Most known brand in the world! Low per capita consumption Diverse geographic footprint with strong emerging market exposure Solid track record of winning in the marketplace

21 Financial Overview Michalis Imellos CFO

Financial highlights in million unit cases in million Euros Net Sales Revenue Split by segment 6,981 6,544 6,794 6,824 7,045 Emerging Developing Established 22 2008 2009 2010 2011 2012 Volume Reported NSR per unit case 30.8% 30.4% 30.3% 30.0% 29.5% 2008 2009 2010 2011 2012 OPEX as a % of revenue

Cost structure These are based on our FY 2012 numbers 23 Sales 38% Warehousing & Distribution 31% Administration 21% Marketing 10%

Optimising our cost base to enhance competitiveness SAP is a key enabler 24

Strong and sustainable cash flow generation Solid track record of returning cash to shareholders Note: The financial information for fiscal years 2012, 2011 and 2010 reflects the Group’s early adoption of IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, IFRS 12 Disclosure of Interest in Other Entities and the revised IAS 19 Employee Benefits in 2012 (and retrospective adjustments in 2011 and 2010 to reflect the same). in million Euros 25 In the last 13 years we have returned to our shareholders total cash of more than €2.1 billion in million Euros Working Capital 523 504 370 259 69 2008 2009 2010 2011 2012

Conservative financial profile Debt maturity profile Net Debt/EBITDA Notes: Gearing ratio: Net debt to Total Net Capital; ratios based on comparable figures Moody’s: L/T Baa1, S/T P2, negative outlook S&P: L/T BBB+, S/T A2, negative outlook $ $ €500m Revolving Credit Facility until 2016 €500m Bond Bridge Facility €220m Squeeze-out Bridge Facility (down from €550m as of 20 May, 2013) Other available facilities Credit Ratings Sep Jan Sep Nov 26 2.0 2.1 1.7 2.0 2.1 2008 2009 2010 2011 2012

2013 Financial outlook Currency neutral net sales revenue per case: Expecting growth year-over-year, albeit at a slower pace than 2012 Currency neutral input costs per case: Expecting low single-digit increase FX: Headwind based on current spot rates, but of lower magnitude than 2012 Comparable Effective Tax Rate: Between 23-25% for the medium-term Capital expenditure: 5.5%-6.5% of net sales revenue for the medium-term Free Cash Flow: Expecting to generate approximately €1.3bn in the 2013-2015 period (*) Financial indicators on a comparable basis exclude the recognition of restructuring costs, unrealised commodity hedging results and specific non-recurring items. 27

Shareholder structure UK 22% US 27% Continental Europe 38% Rest of the world 11% Retail Investors 2% UK 22% Rest of the world 11% Retail Investors 2% 28

Corporate governance ADR program on NYSE since 2002 Full SOX compliance history Enhancement of corporate governance through: Appointment of an additional independent non-executive director Board members subject to re-election on an annual basis Nominations committee, majority of its members independent Committed to adhering to the UK Corporate Governance Code 29

30 Thank You Q&A

Strategy Deep-Dive Dimitris Lois CEO Michalis Imellos CFO 31

32 Agenda 9:00-9:40 9:40-10:00 10:00- 10:30 10:30-11:00 11:00 -11:45 11:45-12:30 12:30-13:15 13:15-14:15 CEO, Dimitris Lois Group CFO, Michalis Imellos CEO, Dimitris Lois Group CFO, Michalis Imellos Regional Director, Keith Sanders Introduction Session The Opportunity Key Country Dynamics Key Financials Q&A Coke Break Second Session Strategy Deep-Dive Russia In Focus Q&A Coke Break - Buffet

Our Strategic Framework 33

The 4C’s are key pillars of our strategy Brand Priorities OBPPC Single Serves Innovation Joint Value Creation Customer Care Centers Marketplace Execution (RED, Hellenic Goodmorning Meeting) Infrastructure optimization Cost Ownership SAP Wave II exploitation Shared Services Management of Working Capital Logistics Excellence Community Trust Consumer Relevance Customer Preference 34 Cost Leadership Wellbeing/ Responsible Marketing Social Equity Community Contribution CSR Leadership Responsible marketing

Consumer Relevance 35 -

We have clear category priorities: Sparkling, RTD-Tea and Energy Energy Sparkling Leverage Trademark Coca-Cola with focus on Regular and Zero Increase per capita consumption Further grow Fanta, focusing on orange flavour Drive Sprite availability in immediate consumption channels Single-serve focus, OBPPC Water RTD-Tea Juice Focus on profitability, capitalising on strong local brands Single serve packs Flavoured water and HORECA Focus on increasing market penetration and trial Bring new people to the category Reinforce naturalness and low calorie refreshment Best tasting products with premium quality Leverage strong brand equity in Cappy, Amita, Dobry Innovation Approach driven by stage of development of local energy category Focus on “on-the-go” channels Drive Growth in: Selective approach in: 36

Driving Trademark Coca-Cola is a key priority 37

Package mix- Channel Mix: Driving revenue per case growth Single-serve 40% Multi-serve 60% Immediate Consumption 30% Future Consumption 70% (*) FY2012 Volume Split Package Mix* Channel Mix* Category Mix* Pricing 38 Sparkling beverages 62% Low calorie sparkling beverages 6% Water 20% Juice 6% RTD Tea 5% Other still 1%

Creating value while addressing affordability For each Occasion The Relevant Brands Appropriate Packages At the right Prices In The Target Channel 39

Every shopper is unique Maria Tom How can we better understand and then address their needs? Two shoppers in the same store. Buying Coca-Cola may be the only thing they have in common 40

Every package has a role Basket Incidence Cans & Pet 500ML 2.5L PET and 4 pack of 1.5L PET 1.5L EVERYDAY SHOPPING ZONE FREQUENCY Meat, cheese, pasta, frozen food, entrance zones IMPULSE SHOPPING ZONE INCIDENCE Chips, sweets, alcohol, cash desk zone, bread, dairy products BIG FAMILY SHOPPING ZONE UPSIZE Beverage section, pallet places 41

Every package has a role Basket Incidence Cans & Pet 500ML 2.5L PET and 4 pack of 1.5L PET 1.5L EVERYDAY SHOPPING ZONE FREQUENCY Meat, cheese, pasta, frozen food, entrance zones IMPULSE SHOPPING ZONE INCIDENCE Chips, sweets, alcohol, cash desk zone, bread, dairy products BIG FAMILY SHOPPING ZONE UPSIZE Beverage section, pallet places 42

Customer Preference 43 -

We are creating value for our Customers Joint Value Creation Right Execution Daily Enabler Customer Care Center Hellenic Good Morning Meeting 44

Community Trust 45 -

Making good progress towards our sustainability goals Water use ratio l/lpb - 21% from 2004 baseline g/lpb Landfilled waste - 70% from 2004 baseline CO2 ratio Waste ratio Gr/lpb gCO2/lpb 30% from 2004 baseline -39% from 2004 baseline Further details on our sustainability goals and initiatives can be found at www.coca-colahellenic.com 46

An industry leader in Sustainability Included for a fourth consecutive year in both the Dow Jones Sustainability World Index and Dow Jones STOXX Sustainability Index. Member 2010/11 In 2010: The only European non-alcoholic ready-to-drink beverage company to achieve GRI A+ ranking for comprehensiveness and transparency GRI A+ For more information please see our sustainability reports at http://www.coca-colahellenic.com/sustainability/ Listed on the FTSE4Good index 47

Responsible Marketing Building Beverage Benefits Comprehensive Nutritional Information Front of pack energy labels Booklets / posters to inform consumers Offer greater choice No preservatives, natural colorants Promote active healthy living 48 Removing Misconceptions Artificial products with preservatives Sugar causes obesity and teeth decay

Cost Leadership 49 -

Shared Services Centre enables to centralise and standardise processes Benefits: Leverage SAP benefits Improve productivity Enhance business support Improve internal control / governance Enable local management to focus on value added activities Roll Out: Live in 22 countries for key Finance and HR functions Integration of more countries and processes planned – followed by best practice application Standirising processes Consolidating synergies Applying global best practice 50

Infrastructure optimisation The right physical distribution network Leverage scale by exploiting collaborative opportunities Efficient solutions matching customer/channel requirements Accurate and automated data exchange With the right people in the right roles Number of plants -24% since 2008 Number of distribution centres -7% since 2008 Number of warehouses -8% since 2008 51

In Summary 52

Well-positioned for Sustainable Success Strong track record of winning in the marketplace Commercial strategy focused on profitable volume growth Focused on cost leadership Solid free cash flow generation and working capital improvement Operating in a territory that offers significant medium-term growth potential 53

Russia in Focus Keith Sanders Regional Director 54

55 The opportunity we see in Russia Russia GDP $2.5 Trillion 7th in the world NARTD market 2.2 Bn UC in 2012 ~3.1 Bn UC by 2020 Russia NARTD Per Caps ~ 45% Poland’s ~ 46% Hungary Source: All numbers are FY2012 data unless otherwise stated EIU, Canadean, Compass, Nielsen, RosStat, Nielsen *PDI= Personal Disposable Income We have leading Brands in all core NARTD categories PDI Growth* 5.6% 70% Urban Developing Retail Infrastructure 371 MM UC 73 per caps 19.5% NARTD share CCH in 2012

 Favorable socio-economic trends Geo: Russia Source: EIU, State Statistics, internal est Middle class is expanding foot print HH disposable income drives consumer spend GDP growth projected stable Employment trends fuel Retail turnover 56 22% 17% 16% 13% 12% 11% 33% 31% 30% 29% 28% 27% 35% 38% 40% 42% 44% 45% 11% 14% 14% 15% 16% 17% 2010 2011 2012 2013 2014 2015 Rich ($1200+) High - Mid ($1200) Low - Mid ($500) Poor ($250) - 10% - 5% 0% 5% 10% 15% 20% 2007 2008 2009 2010 2011 2012 2013 2014 2015 Retail trade turnover Unemployment 24 28 32 - 10% 0% 10% 2007 2008 2009 2010 2011 2012 2013 2014 2015 GDP - 10% 0% 10% 20% 2007 2008 2009 2010 2011 2012 2013 2014 2015 Private Consumption

 Russia’s NARTD opportunity is relatively underdeveloped NARTD per capita SSD per capita WATER per capita JUICE per capita Source: Canadean 57 828 815 810 717 639 544 527 469 374 Poland Czech Rep Hungary Norway Bulgaria Romania Sweden Finland RUSSIA 483 441 414 292 251 250 228 211 150 Czech Rep Norway Bulgaria Sweden Poland Hungary Finland Romania RUSSIA 488 344 277 265 250 100 87 81 78 Hungary Poland Romania Czech Rep Bulgaria Sweden Norway RUSSIA Finland 171 171 142 135 100 89 88 84 30 Poland Finland Sweden Norway Hungary Russia Czech Republic Bulgaria Romania

We have leading brands in >70% of NARTD Sparkling Water Juices 2012 share relationship (CCH=100) Source: Nielsen, Canadean NARTD 2012 Market Split 58 Sparkling 45% Still 26% Water 29% - 25 50 75 100 125 Dobriy Moya Semya Fruktoviy Sad Lyubimiy Tonus

We have established a strong foothold in Russia 59 2012 1980 1991 1994 2001 2004 2011 2018 2007 2005 Sochi Olympics Investment in Aquavision bottling facilities Coke sells 100MUC in Russia 2010 TCCS commits $3Bln Investment 2014 CCH Russia breaks 300MUC FIFA World Cup in Russia

We have built a leadership platform across key categories 60 *Other – Kvass, Sport, Minute Maid, Coffee ** Juice – 50% Multon with Export 2003 - Entered Sports and Energy 2004 – Nestea first aseptic Ice Tea in Russia 2005 - Multon acquisition 2010 – Coca-Cola > 100MM UC 2012 - CCH NARTD >300MM UC 10Y CAGR +10% 10% 18% 39% 20% 10% 0% - 13% 14% - 2% 10% 0 50 100 150 200 250 300 350 400 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 Premium sparkling Value sparkling Water Tea Energy Other* Juice** Mln , Unit Cases

We have developed a very balanced business 61 *Sparkling – Premium Sparkling, Value Sparkling, Kvass, Energy. Still – Tea, Juice 50% Multon, Sport. ** Other - Schweppes, Dobry Lemonade, Fruktime, Kruzhka&Bochka, Powerade, Nico, Yasli-Sad *** Direct Sales, Multon 50% with Export Sales by Category* Third Party 30% Immediate consumption 18% Sales by Channel** Organized Trade 32% Coca-Cola 37% Local & Traditional Stores 20% Fanta 8% Sprite 10% BonAqua 16% Nestea 8% Dobriy 11% Rich 1% Burn 1% Other** 8% By Brand Sparkling 63% Still 21% Water 16%

We have a broad portfolio of winning brands +25% +21% +23% +10% Russia is world’s largest market 36 34 +5% 30 20 +45% 31 28 +10% 3.8 3.7 +2% 2012 vs. PY MMUC Source: Russia internal data 62 +15% 41 46 -11% 2012 2008 2012 2008 2012 2008 2012 2008 2012 2008

We have a growth engine in brand Coca-Cola Source: Russia internal data, Nielsen 2012 market share Market Share 63 Coca-Cola Brand performance in Russia 78 99 110 132 Volume MM UC Market Share 13.6% 16.6% 17.0% 18.8% +48MMUC +5.2PTS 13.6% 84 +26% +11% +20% -6% +58%

Russia contributed 18% to CCH Group sales in 2012 * Multon 50% sales with Export 64

% growth vs. PY 2012 Global ranking among Top 22 in 2012 NARTD +8.1% # 3 Sparkling +12.6% # 4 +20.3% # 2 +23.2% # 1 +10.4% # 10 Russia is a priority for the Global Coca-Cola System 65

We have the largest supply chain infrastructure in Russia 66 Vladivostok Krasnoyarsk Novosibirsk Moscow Volgograd St. Petersburg Yekaterinburg Nizhny Novgorod Samara Oryel Rostov x2 x3 14 Plants, strategically located across Russia 37 Lines: PET, Aseptic, NRGB, CAN, Hot fill 32 Juice Fillers Annual capacity 380MM physical cases Efficient and expandable infrastructure

Our supply chain capabilities ensure competitive advantage 67 Vladivostok Krasnoyarsk Novosibirsk Moscow Volgograd St. Petersburg Yekaterinburg Nizhny Novgorod Samara Oryel Rostov x2 x3 Oryol – Samara = 1126 Km = Zurich – Krakow Moscow – Novosibirsk = 3200 Km ~ Athens - London Moscow - Vladivostok = 8900 Km= Athens – Toronto

Our Strategic Framework provides clarity and focus 68

Everything starts with our people 69 1300 Highly Engaged Employees Focus ensured thru 6 Regions, 26 Commercial Territories Market Developers (2700) serving 300K customers direct 130 Management Trainees in 2013 – 2 year program 120 Internal Trainers - 350,000 training hours per year Best Company for Leadership – 3Years running Top 10 Russian Employer’s 2011-12

The 4C's ensure dedication of purpose

Consumer Relevance

- Brand Priorities
- OBPPC
- Single Serves
- Innovation

Customer Preference

- Joint Value Creation
- Customer Care Centers
- Marketplace Execution (RED, Hellenic Goodmorning Meeting)

Cost Leadership

- Infrastructure optimization
- Cost Ownership
- SAP Wave II exploitation
- Shared Services
- Management of Working Capital
- Logistics Excellence

Community Trust

- Wellbeing/ Responsible Marketing
- Social Equity
- Community Contribution
- CSR Leadership
- Responsible Marketing

70

Consumer Relevance 71 Clear brand priorities led by Coca-Cola Drive leadership in Juice & RTD Tea OBPPC Leverage “Assets” Responsible Marketing -

72 Responsible Marketing Drive IC through key occasions Recruit teens & young adults Sochi Olympic full year IMC Sampling PRE-OTR/OTR Cooler placement Build home consumption FC OBPPC IC Coke & food activation Branding teens hot-spots IC OBPPC COKE@HOME IMC FWST DRIVE REMOVING BARRIERS: No Preservatives Natural Claims Straight Facts Plant Tours Employees Education ACTIVE HEALTHY LIVING Olympic Torch-OTR Grassroots BRAND LOVE VIA ASSESTS Olympics Christmas Coca-Cola will remain our growth engine

73 We are fully leveraging our total SSD portfolio Enhanced OBPPC New label New formula Driving FANTA Incidence Strengthen SPRITE’s EDGE Orange focused IMC Focused flavors Expanded Footprint Digital investment Building Adult Occasions New TVC campaign Live music events Strategic partnerships Launch Mojito

ENERGY: 24/7 INNOVATION 74 While continuing to grow our profitable stills business Go for leadership Grow the base Pioneer new categories JUICE: HIGH MARGIN LAUNCHES KVASS: SUPERIOR TASTE POWERADE: SPORTS CREDENTIALS NESTEA: PREFERENCE & OPBBC Blue Pulpy Gladiator Tropic 2012 BONAQUA : SUSTAINABILITY Glass New VIVA Lake Baikal ION4 Olympic Games Gemina Asceptic Leaf

Smart innovation on Product/Brands

Coca-Cola & Flavoured Sparkling
OBPPC


Coca-Cola
Fanta
Sprite
ВЫГОДНАЯ ЦЕНА

0.237L recruitment

1.5L frequency

Multipacks

Energy
High profitability


burn
GLADIATOR

Burn 0.33/.5L

Gladiator

Nestea
New occasions


NESTEA

NRGB pack

At Home

Juices
Increase frequency


Pulpy
Добрый

Pulpy-Still Drinks

1L new pack

Water
Revenue growth


bon aqua

At Home

Flavored

HoReCa

75

Beer presents a smart opportunity to expand NARTD Sources: Canadean, Nielsen, internal data NARTD 2012 Market Split and Beer opportunity 80% of NARTD 160% of NARTD 76 999 648 583 1,794 Volume (MN UC) 5.8 2.3 5.1 21.0 Value (BN USD) Sparkling Water Still Beer

PORTFOLIO COOLERS RTM 2013-2015 Key Initiatives Capture Leisure At Home Capture Leisure Away From Home Parks Hanging out Stadiums 2013-2014 Key Initiatives Replace Beer coolers in top outlets 2013 Key Initiatives Recruit beer switchers to kvass through Krushka & Bochka Capture the adult opportunity through a Schweppes relaunch Activate Kiosks with Coke & Food Add 34K Coolers in ‘13 – Total 334K Production on CCH plants We are in a strong position to exploit the opportunities from beer 77

Create A Positive Change In Russian Lives And Accelerate Our Business Towards Our 2020 Vision Unlock the pride, passion & love for Coca-Cola among our +13,000 System employees Be recognized as the most trusted Company in Russia Grow Coca-Cola, enabling the brand to be integral to the new spirit of Russia, across all generations Expand our leadership & showcase our excellence of execution lead by the South Region People Reputation Coca-Cola South Region We are building a sustainable legacy with Sochi 2014 78

79 CELEBRATE 3 months out ENGAGE 1 year out ANTICIPATE 2 years out COCA-COLA INVITES US TO JOIN IN THE SOCHI OLYMPICS. COCA-COLA VLIVAISYA! 2012 2014 2013 London-Sochi “Handover” IMC OTR Nomination IMC Consumer Promo Christmas Olympic Games Time IMC OTR After Games Campaign Our story will be told in 3 phases, across 7 dedicated moments

“VLIVAISYA” 80

Customers are at the heart of everything we do 81 Joint Value Creation Hellenic Good Morning Meetings Right Execution Daily Customer Care Centre Cross Functional Teams DIFOTAI -

Building excellence at the point of sale - RED 82 Improve ours and customers revenue and profit 2 ppt improvement in RED score = +1% volume In cooperation with our customers City > 2 months after launch City has been recently launched 35 Cities > 40% Volume

Cost Leadership 83 Move from fixed to variable models Logistics – 3PL SAP exploitation Shared Services Demand Planning Working Capital Personal Cost Ownership -

Reinvesting efficiencies for sustainable growth 84 FSM (Field Sales Management) On-Line Data Access 3PL roll-out Demand Planning Improved forecasting and planning TPM (Trade Promo Management) Simulation Promo P&L DIFOTAI 75% in 2012 95% in Q1 2013

Moving from fixed to variable in logistics through 3rd party logistics (“3PL”) *Representing less than 3 Million Unit Cases Volume per location, not major cities % Own Depot Locations vs 3PL locations 2013 to 2015 SAP is a key enabler Current RTM is predominantly DSD (77%) In-House operations Convert 25* in house to 3PL over 3 years 2 Locations converted in ‘12, 8 planned in ’13 0 10 20 30 40 50 60 70 80 3PL Own Depot

Community Trust 86 Reputation – Olympic Legacy Active Healthy Living Water preservation Community activities Environmental programs -

We will continue to be a force for good 87 Community : Xmas Caravan Active Healthy Living: Grassroots football Reputation Legacy: Sochi 2014 Responsible Marketing : No preservatives Water Preservation: Living Volga (with UNESCO) Refresh 2020: Holistic plan to step change perception

Thank You Q&A 88